This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

* * *

BRF S.A.

Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL COMMITTEE HELD ON MAY 15, 2025

1. DATE, TIME, AND LOCATION: The meeting was held on May 15, 2025, at 3:00 PM, at the offices of BRF S.A. (“BRF” or “Company”), located at Avenida das Nações Unidas, No. 14,401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2. CALL AND ATTENDANCE: The call was properly conducted in accordance with the Internal Regulations of the Fiscal Council, with the attendance of all its members of the Fiscal Council in office, namely: Antônio Mathias Nogueira Moreira, Ricardo Florence dos Santos and Alexandre Eduardo de Melo.

3. CHAIR AND SECRETARY: Chair: Ricardo Florence dos Santos. Secretary: Mr. Heraldo Geres.

4. AGENDA: (i) Analysis and discussion of the Company's Quarterly Financial Information for the quarter ended March 31, 2025 (“1st ITR 2025”); (ii) Provide an opinion, in accordance with Article 163, Paragraph III, of Brazilian Federal Law No. 6,404/1976, on the Management's proposal to submit to the Company's Extraordinary General Meeting the proposal for the acquisition of all BRF shares by Marfrig Global Foods S.A., a publicly traded company with its registered office in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, No. 1,560, Block 5 (Sabiá Tower), 3rd Floor, Room 301, Vila Hamburguesa, CEP 05319-000, registered with the CNPJ/MF under No. 03.853.896/0001-40 (“MGF” and, together with the Company, “Companies”), in the form provided for in Article 252 of Law No. 6,404/1976 (“Brazilian Corporations Law”) (“Merger”), in compliance with the terms of the “Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A.”, executed on May 15, 2025 between the Company and MGF (“Plan of Merger”).

5. RESOLUTIONS: After reading and analyzing the supporting documents regarding the matters included on the agenda, the members of the Fiscal Council, unanimously and without any reservations:

5.1. Approved the drafting of these minutes in summary form:

5.2. With respect to item “(i)” of the Agenda, took note of the 1st ITR/2025; and

5.3. With respect to item “(ii)” of the Agenda, the members of the Fiscal Council, after discussing the supporting documents presented, especially: (i) the recommendation of the Company’s Independent Special Committee, established by resolution of the Board of Directors, approved at a meeting held on April 25, 2025, as provided for in CVM Guidance Opinion No. 35/2008, to negotiate the terms and conditions of the Merger, approved at a meeting held on May 15, 2025; and (ii) the draft Plan of Merger, gave a favorable opinion, in the form of the opinion that constitutes Annex I to these Minutes, to the Management’s proposal to submit to the Company’s Extraordinary General Meeting a proposal for approval of the Merger, under the terms provided for in the Plan of Merger.

6. DOCUMENTS FILED WITH THE COMPANY: The documents analyzed by the members of the Fiscal Council or related to the information presented during the meeting are to be filed at the Company's headquarters.

7. CLOSING: Having nothing further to discuss, the Chairperson declared the meeting closed, and these minutes were drafted in summary form through electronic processing, which, after being read and approved, were signed by all the Council members present.

São Paulo, May 15, 2025

(Signature page follows.)

(Remainder of this page intentionally left blank.)

(Signature Page to the Minutes of the Extraordinary Fiscal Council Committee held on May 15, 2025)

Presiding:

/s/ Ricardo Florence dos Santos	/s/ Heraldo Geres
Ricardo Florence dos Santos Chair	Heraldo Geres Secretary

Fiscal Council Members:

/s/ Antônio Mathias Nogueira Moreira	/s/ Ricardo Florence dos Santos
Antônio Mathias Nogueira Moreira	Ricardo Florence dos Santos

/s/ Alexandre Eduardo de Melo
Alexandre Eduardo de Melo

Annex I –

Fiscal Council Recommendation – Merger of the Company’s Shares

The members of the Fiscal Council of BRF S.A. (“Company”), exercising their legal and statutory powers, in accordance with the provisions of article 163, item III, of Law No. 6,404/1976, examined the documents related to the proposal by the Company’s management to be submitted to the Company’s shareholders at an Extraordinary General Meeting (“EGM”) regarding the merger of the Company’s shares by Marfrig Global Foods S.A. (“MGF”) (“Merger”), especially (i) the recommendation of the Company’s Independent Special Committee, established by resolution of the Board of Directors approved at a meeting held on April 25, 2025, as provided for in CVM Guidance Opinion No. 35/2008, to negotiate the terms and conditions of the Merger of Shares, approved at a meeting held on May 15, 2025; (ii) the draft of the “Plan of Merger of Shares BRF S.A. shares by Marfrig Global Foods S.A.” (“Plan of Merger”). Based on the aforementioned analyses, the members of the Fiscal Council found that such proposal complies with the legal requirements and, unanimously and without reservations, voted in favor of its submission for deliberation by the shareholders at an Extraordinary General Meeting.

São Paulo, May 15, 2025

Fiscal Council Members:

/s/ Antônio Mathias Nogueira Moreira	/s/ Ricardo Florence dos Santos
Antônio Mathias Nogueira Moreira	Ricardo Florence dos Santos

/s/ Alexandre Eduardo de Melo
Alexandre Eduardo de Melo